Exhibit 99.1
Execution Version
AMENDMENT NO. 1 TO THE
AGREEMENT AND PLAN OF AMALGAMATION
          This Amendment No. 1 to the Agreement and Plan of Amalgamation (this “Amendment”), dated as of February 1, 2010, is entered into by and among GENESIS LEASE LIMITED, a Bermuda exempted company (“Genesis”), AERCAP HOLDINGS N.V., a Netherlands public limited liability company (“AerCap”), and AERCAP INTERNATIONAL BERMUDA LIMITED, a Bermuda exempted company and a wholly-owned subsidiary of AerCap (“Amalgamation Sub”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Amalgamation Agreement.
          WHEREAS, Genesis, AerCap and Amalgamation Sub are parties to that certain Agreement and Plan of Amalgamation, dated as of September 17, 2009 (the “Amalgamation Agreement”); and
          WHEREAS, upon the terms and subject to the conditions of this Amendment, Genesis, AerCap and Amalgamation Sub wish to amend the Amalgamation Agreement.
          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1.	Amendment to Section 8.1(c) of the Amalgamation Agreement. Section 8.1(c) of the Amalgamation Agreement is hereby amended by changing the date set forth in clause (i) from March 17, 2010 to March 31, 2010.
2.	No Other Amendments. Except as expressly set forth herein, this Amendment shall not, by implication or otherwise, alter, modify, amend or in any way affect any of the terms, conditions, obligations or agreements contained in the Amalgamation Agreement, and the Amalgamation Agreement is hereby ratified and confirmed and shall remain in full force and effect in accordance with its terms.
3.	Effect of Amendment. This Amendment shall form part of the Amalgamation Agreement for all purposes, and each party thereto and hereto shall be bound hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.
4.	Governing Law. This Amendment shall be governed in all respects, including as to validity, interpretation and effect, by the Laws of the State of New York, without giving effect to its principles or rules of conflict of laws, provided, however, that the Amalgamation shall also be governed by the applicable provisions of the Companies Act to the extent required thereby.

5.	Severability. Any term or provision of this Amendment which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Amalgamation that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Amendment or affect the validity or enforceability of any of the terms or provisions of this Amendment in any other jurisdiction. If any provision of this Amendment is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
6.	Headings. The headings in this Amendment are for purposes of reference only and shall not limit or otherwise the meaning hereof.
7.	Counterparts. This Amendment may be executed in separate counterparts, each of which shall be considered one and the same agreement and shall become effective when each of the parties has delivered a signed counterpart to the other parties, it being understood that all parties need not sign the same counterpart. Such counterpart executions may be transmitted to the parties by facsimile or electronic transmission, which shall have the full force and effect of an original signature.
[Signature page follows.]

     IN WITNESS WHEREOF, Genesis Lease Limited, AerCap Holdings N.V. and AerCap International Bermuda Limited have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

GENESIS LEASE LIMITED
By:	/s/ John McMahon
	Name:	John McMahon
	Title:	Chairman, President and Chief Executive Officer

AERCAP HOLDINGS N.V.
By:	/s/ Klaus Heinemann
	Name:	Klaus Heinemann
	Title:	Chief Executive Officer

AERCAP INTERNATIONAL BERMUDA LIMITED
By:	/s/ Michael Butler
	Name:	Michael Butler
	Title:	Director
Signature page to Amendment No. 1 to the Agreement and Plan of Amalgamation